1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 3, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:          Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on March 15, 2013, relating to the Joint Special Meeting of Shareholders (the “Meeting”) of the Class H shareholders of certain Portfolios (separately referred to as a “Portfolio” and collectively referred to as the “Portfolios”) of the Fund, being held to consider and vote upon a proposal to approve the Articles of Amendment to the Fund’s Articles of Amendment and Restatement and a Plan of Reclassification for each Portfolio pursuant to which Class H shares will be reclassified as Class P shares.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about April 3, 2013.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

Comment 2.         Please ensure that the font size used in the Proxy Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROXY STATEMENT

Comment 3.         Please confirm supplementally whether, subsequent to the reclassification, the reinvestment of dividends received by the former Class H shareholders will be subject to the upfront sales charge applicable to purchase of Class P shares.

Response 3.          We hereby confirm that purchases of Class P shares are not subject to the upfront sales charge if such purchases are made in connection with the reinvestment of dividends from Class P shares in additional Class P shares of a Portfolio.

Comment 4.         In the comparison chart following the third paragraph under Proposal 1, please revise the heading “Minimum Investment” to make clear that the figures shown are with respect to initial investment amounts.  In addition, please disclose, if applicable, any subsequent investment amounts.

Response 4.          The table heading has been revised accordingly.  In addition, there are no minimum subsequent investment amounts.

Comment 5.         Under the section of Proposal 1 entitled “Description of the Plan of Reclassification,” the disclosure states that “[t]he Board of Directors may determine not to implement this Proposal until this Proposal has been approved by Class H [s]hareholders of all the Portfolios.”  Please clarify what will occur in the event Class H shareholders of one or more Portfolios never approve the Proposal.

Response 5.          In the event the Proposal is never approved with respect to one or more Portfolios, the Board will consider alternative courses of action, including implementing the Plan with respect to those Portfolios for which shareholders have approved the Plan and Articles of Amendment.

Comment 6.         Please confirm how the Fund intends to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.

Response 6.          There will not be any broker non-votes in connection with this proposal.

Comment 7.         Please include a discussion of any other prior notice requirements for a shareholder who wishes to submit a proposal upon attending a subsequent shareholder meeting.  If so, please disclose the prior notice requirement.

Response 7.          There are no additional prior notice requirements other than what is disclosed in the Proxy Statement.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss